CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB – CVVLF                                                                    Toll Free 1.800.667.1870                                                                                    www.canalaska.com

CANALASKA OPTIONS WATERBURY PROJECT

ATHABASCA BASIN, SASKATCHEWAN

FOR IMMEDIATE RELEASE

News Release

October 12, 2005, Vancouver, BC – CanAlaska Ventures Ltd. (TSX.V – CVV) is pleased to announce that it has signed a Letter of Intent with Northwestern Minerals Inc. (TSX.V – NWT), on CanAlaska’s 100%-owned Waterbury Project in Saskatchewan’s Athabasca Basin.

The Waterbury Project is comprised of nine mineral claims for a total of 30,683 acres (12,417 hectares) in Saskatchewan’s highly prospective eastern Athabasca Basin.  The region hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world, and production from the Athabasca Basin accounts for over 30% of the world’s supply of uranium.  The Waterbury Project is near several known unconformity-type deposits, and two major fault systems, associated with major uranium deposits, underlie the project area.

Under the terms of the Agreement, CanAlaska will receive from Northwestern payment of C$150,000 and issuance of 300,000 shares, in stages commencing on or before the Execution Date of the Agreement, and Northwestern further commits to C$2 million in expenditures on the claims, in exchange for Northwestern receiving a 50% interest in the Project.  CanAlaska will also receive a 3% net smelter royalty.  Within 90 days of the Acquisition Date, Northwestern may elect to acquire an additional 10% interest by expending an additional $2 million on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for 60% interest, Northwestern may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to CanAlaska 200,000 additional common shares, and expending a minimum of C$500,000 per year on the Project.  CanAlaska will act as operator of the property until Northwestern has a vested 60% interest, at which time Northwestern may become the operator.  The Agreement is subject to regulatory approval.

The Waterbury Project is one of 16 Projects in the Athabasca Basin owned by CanAlaska.  Since September 2004, the Company has aggressively staked one of the largest land positions in the region, currently owning over 1,650,000 acres.  CanAlaska has been engaged in exploring its properties and is analyzing data collected during its recently completed summer 2005 exploration program.  Peter Dasler, President of CanAlaska, has noted that “the Company has identified and acquired properties that are well located and have considerable potential.  The results of our initial airborne and ground surveys have produced targets which support this potential.”  Management believes CanAlaska is well positioned in what has become the largest expansion in uranium exploration since the 1970s.

The Qualified Person for this Release is Peter Dasler, P.Geo.

Investor Contact:: Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 Email: ir@canalaska.com

On Behalf of the Board of Directors,

Peter Dasler, President

News Release

October 12, 2005

CanAlaska
Ventures Ltd.
N
S
E
W
NE
NE Project
WEST
Lake Athabasca
Helmer
Alberta
Hodgson
Waterbury
Arnold
West McArthur
Cree West
McTavish
Moon
SE
Geikie
Cree East
Key
Legend
Uranium Deposits
Athabasca Basin
CanAlaska Projects
Other Dispositions
Exclusions
CanAlaska Projects In Hectares
Total Hectares - 671,253 (1,658,666 Acres)
Alberta - 128,912
Arnold - 24,285
Cree East - 28,908
Cree West - 12,860
Geikie - 4,835
NE Project - 198,438
Helmer - 43,609
Hodgson - 30,282
Key - 5,433
Lake Athabasca - 104,347
McTavish - 38,282
Moon - 4,765
Waterbury - 12,417
West McArthur - 35,822
CVV Project Locations In the Athabasca Basin
Map Drafted by Brian King
1:1,500,000
0
25
50
100
150
200
Kilometers

About CanAlaska Ventures

CanAlaska is a mineral exploration company concentrating on exploration for uranium in the Athabasca Basin of Saskatchewan, Canada, where the Company has assembled a large land package of over 1,650,000 acres.  The Company’s experienced management is complemented by a highly skilled uranium exploration team.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 12, 2005